UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-13926
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Diamond Offshore 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

REQUIRED INFORMATION
Item 4.
     The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2008 (attached)

Exhibits

23.1	Consent of Deloitte & Touche LLP

DIAMOND OFFSHORE 401(k) PLAN
Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008
and Report of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN
Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Diamond Offshore 401(k) Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Houston, Texas
June 29, 2009

DIAMOND OFFSHORE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2008	2007
ASSETS:
Investments at fair value:
Mutual funds	$114,519,030	$165,009,637
Common/collective trust	74,531,400	60,124,451
Diamond Offshore Drilling, Inc. common stock fund	9,696,245	17,865,357
Participant loans	11,240,445	10,358,447

Total investments	209,987,120	253,357,892

Receivables:
Participant contributions	216,370	237,617
Employer contributions	2,594,428	2,253,869

Total receivables	2,810,798	2,491,486

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	212,797,918	255,849,378

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,024,512	455,842

NET ASSETS AVAILABLE FOR BENEFITS	$215,822,430	$256,305,220

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year Ended
December 31,
2008
ADDITIONS:
Contributions:
Participant contributions	$20,075,858
Employer contributions	24,064,561

Total contributions	44,140,419

Investment income:
Dividends and interest	11,496,845

Total additions	55,637,264

DEDUCTIONS:
Net depreciation in fair value of investments	(82,511,630)
Benefit payments to participants	(13,555,164)
Administrative expenses	(53,260)

Total deductions	(96,120,054)

DECREASE IN NET ASSETS	(40,482,790)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	256,305,220

End of year	$215,822,430

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
     The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.
     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
     General — The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.
     Administration — The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.
     Participants — Employees of the Participating Employers become participants of the Plan three months from their original hire date.
     Contributions — Effective January 1, 2008 participants may make Roth elective deferrals, or Roth contributions, to the Plan. Roth contributions and their earnings are maintained in a separate designated account for each participant and these amounts are always fully vested. Roth contributions are subject to federal income taxes in the year of deferral, but the deferrals and, in most cases, the earnings on the deferrals, are not subject to federal income taxes upon a qualified distribution. A profit sharing contribution, determined annually by our Board of Directors, may be made at our discretion. Our profit sharing contribution percentage is 5% of each eligible employee’s qualified yearly earnings, as defined by the Plan. The Participating Employers also make matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. Contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement. Each participant may make voluntary before-tax or Roth contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to a federally mandated limitation of $15,500 for both years ended December 31, 2008 and 2007. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax maximums. The maximum for these catch-up contributions was $5,000 for both years ended December 31, 2008 and 2007. Participants are also permitted to make a rollover contribution of qualifying amounts distributed to them directly from another qualified retirement plan.
     Investment Funds — The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity U.S. Treasury Money Market Fund, the Fidelity Managed Income Portfolio II, which is a common/collective trust fund and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the Stock Fund. Investment elections to the Stock Fund are limited to no more than 25% of a participants’ total election.
     Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Stock Fund. Any transfers that would cause the value of the Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the Stock Fund are not affected by the 25% limitation.

     Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account
     Vesting — Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all employer profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date.
     Forfeitures — Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce the Participating Employers contributions to the Plan. During 2008, we used $270,030 from the forfeiture account to reduce profit sharing contributions. During 2007, none of the forfeiture balance was used to reduce employer contributions. For the years ended December 31, 2008 and 2007, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were $78,686 and $95,838.
     Loans — Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:
•	one-half of the vested value of the account or

•	$50,000.
The loans are secured by the balance in the participant’s account and bear interest of prime + 1.0%, with varying maturity dates, typically not exceeding five years.
     Distributions — Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent a participant’s accounts are invested in Diamond Offshore’s common stock, the participant may elect payment of whole shares of such stock with any balance paid in cash. Effective January 1, 2008, a participant’s vested interest in his or her accounts not in excess of $1,000 is paid in one lump-sum payment upon termination of employment.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting — The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.
     Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value in the financial statements. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investment in the Company stock fund is stated at estimated fair value, which has been determined by the custodian and based on the fair value of the underlying investments within the fund. The Company stock fund is a unitized fund specific to the Plan. The Fidelity Managed Income Portfolio II (the “Fund”) is a collective trust fund sponsored by Fidelity that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value as described below. Fair value of the Fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities.

     Individual participant accounts invested in the Company stock fund and the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balances, which approximates fair value.
     In accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned.
     Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
     Payment of Benefits — Benefit payments are recorded when paid.
     Expenses — The Plan Sponsor pays certain administrative expenses of the Plan, as provided in the plan document.
     Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Risks and Uncertainties — The Plan utilizes various investment securities, including common stock, mutual funds and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
     New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.
3. FAIR VALUE MEASUREMENTS
     In accordance with SFAS 157, the Plan classifies its investments into Level I, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets measured at fair value on a recurring basis are summarized below:

	December 31, 2008
	Fair Value Measurements Using
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical	Observable	Unobservable	Total Assets at
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Fair Value
Mutual funds	$114,519,030	—	—	$114,519,030
Common/collective trust	—	$74,531,400	—	74,531,400
Diamond Offshore Drilling, Inc. common stock	—	9,696,245	—	9,696,245
Participant loans	—	—	$11,240,445	11,240,445

Total	$114,519,030	$84,227,645	$11,240,445	$209,987,120

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Balance as of January 1, 2008	$10,358,447
Purchases, issuances and settlements	881,998

Balance as of December 31, 2008	$11,240,445

4. INVESTMENTS
     The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2008 and 2007:

Description of Investment	2008		2007
Fidelity Managed Income Portfolio II*	$74,531,400		$60,124,451
Fidelity Growth Company Fund*	17,231,378		29,662,945
Dodge & Cox Stock	17,006,957		30,137,055
PIMCO Total Return Fund — Institutional	14,467,314		9,316,662	**
Participant loans*	11,240,445		10,358,447	**
American Funds Euro-Pacific Growth R5	11,086,154		20,303,100
Diamond Offshore Drilling, Inc. common stock*	9,696,245	**	17,865,347
Fidelity Dividend Growth Fund*	7,563,046	**	13,492,492

*	Party-in-interest

**	Represents less than 5% at December 31, but presented for comparative purposes
     During the year ended December 31, 2008 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2008
Mutual Funds	$(71,624,740)
Common Stock	(10,886,890)

Net depreciation of investments	$(82,511,630)

5. STABLE VALUE FUND
     The beneficial interest of each participant in the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
     Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
6. PLAN TERMINATION
     Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.
7. FEDERAL INCOME TAXES
     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 15, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter, however the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
8. PARTY-IN-INTEREST TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
     At December 31, 2008 and 2007, the Plan held 157,947 and 120,303 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $10,978,361 and $7,388,710, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $814,444.

     DIAMOND OFFSHORE 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2008

				(e) Current
(a)	(b) Identity of Issuer	Description of Investment	(d) Cost	Value

*	Fidelity Managed Income Portfolio II	common/collective trust	**	$74,531,400
	Dodge & Cox Stock Fund	mutual fund	**	17,006,957
*	Fidelity Growth Company Fund	mutual fund	**	17,231,378
*	Fidelity Dividend Growth Fund	mutual fund	**	7,563,046
*	Fidelity Low-Priced Stock Fund	mutual fund	**	3,920,417
*	Fidelity Mid-Cap Stock Fund	mutual fund	**	3,674,285
	Lord Abbett Mid-Cap Value Fund — Class P	mutual fund	**	1,506,581
	ABF Small-Cap Value — Class PA	mutual fund	**	1,543,471
	Managers Special Equity Fund	mutual fund	**	506,818
	PIMCO Total Return Fund — Institutional	mutual fund	**	14,467,314
	American Funds — Euro-Pacific Growth Fund — Class R5	mutual fund	**	11,086,154
	Templeton Growth Fund — Class Adv	mutual fund	**	1,307,108
	Spartan U.S. Equity Index Fund	mutual fund	**	3,400,637
	American Funds — American Growth Fund — Class R5	mutual fund	**	2,279,596
*	Fidelity U.S. Treasury Money Market Fund	money market mutual fund	**	812,897
*	Fidelity Freedom Income Fund	mutual fund	**	567,152
*	Fidelity Freedom 2000 Fund	mutual fund	**	204,342
*	Fidelity Freedom 2005 Fund	mutual fund	**	52,565
*	Fidelity Freedom 2010 Fund	mutual fund	**	2,100,805
*	Fidelity Freedom 2015 Fund	mutual fund	**	2,743,852
*	Fidelity Freedom 2020 Fund	mutual fund	**	7,489,721
*	Fidelity Freedom 2025 Fund	mutual fund	**	2,318,621
*	Fidelity Freedom 2030 Fund	mutual fund	**	3,260,323
*	Fidelity Freedom 2035 Fund	mutual fund	**	1,649,212
*	Fidelity Freedom 2040 Fund	mutual fund	**	4,158,908
*	Fidelity Freedom 2045 Fund	mutual fund	**	1,784,933
*	Fidelity Freedom 2050 Fund	mutual fund	**	1,881,937
*	Diamond Offshore Drilling, Inc.	common stock, par value $0.01	**	9,696,245
*	Participant loans	Loans at interest rates 4.25% to 8.25% *** maturing January 2009 through October 2018		11,240,445

	Total Investments			$209,987,120

*	Party-in-interest.

**	Cost information not provided as investments are participant-directed.

***	Net of $174 in deemed loan distributions.

SIGNATURES
EXHIBIT INDEX
EX-23.1

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned.

DIAMOND OFFSHORE 401(k) PLAN
Date: June 29, 2009
By:	\s\ Robert L. Charles
	Name:	Robert L. Charles
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.